Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

In this report, as used herein, and unless the context suggests otherwise, the term “Company” refers to Bit Origin Ltd, and the terms “we” “us” or “ours” refer to the combined business of Bit Origin Ltd, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on October 31, 2025 (the “2025 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2025 Annual Report.

Overview

As part of our growth strategy, we have been actively seeking opportunities to deploy emerging technologies, including crypto asset mining and blockchain technologies with diversified expansion strategy.

In December 2023, we ceased all Bitcoin mining operations in the United States due to high operating costs. As of the date of this report, we do not operate any mining facilities, do not deploy miners, and do not generate revenue from Bitcoin mining.

We are not currently engaged in any crypto mining operations, and we have suspended all exploration of new mining sites or capacity increases.

While we may evaluate strategic opportunities in the digital asset ecosystem — including potential hosting partnerships and the sale of mining hardware — we have no present plans to resume our own Bitcoin mining operations unless market conditions materially change.

Beginning in July 2025, we launched a dedicated Dogecoin Treasury program as our primary digital-asset strategy. As of the date of this report, we hold 70,543,745 Dogecoin, which are custodied with BitGo Trust Company, Inc. Our current business focuses on building and managing a Dogecoin treasury and developing related digital-asset initiatives, rather than pursuing active cryptocurrency mining operations.

New Business

In April 2026, we began our strategic expansion beyond digital asset mining into AI computing infrastructure, GPU computing services and related digital infrastructure opportunities. On June 28, 2026, we entered into an asset purchase agreement with a third party, pursuant to which we purchased approximately $11 million of NVIDIA Blackwell B300 AI servers. Following the expected delivery during the third quarter of 2026, we expect the infrastructure to commence commercial operations in Malaysia and begin generating recurring infrastructure-related revenue. Management believes demand for high-performance GPU infrastructure continues to be driven by the rapid adoption of artificial intelligence technologies, large language models, enterprise AI applications and next-generation computing workloads. As enterprises increasingly deploy AI-powered products and services, access to reliable, scalable computing infrastructure has become an increasingly critical component of the global digital economy. We believe this acquisition strengthens our position within the evolving AI computing ecosystem while establishing a foundation for continued expansion into high-performance computing infrastructure.

Compliance with Nasdaq continued listing requirement

On June 28, 2026, we entered into an asset purchase agreement with PT Mitra Manunggal Sangkara, an Indonesian limited liability company, pursuant to which we purchased certain AI computing assets and certain related contractual rights at a purchase price of $1 million in cash and pre-funded warrants to purchase 6,457,863 Class A ordinary shares with an aggregate value of $10,000,000. The transaction was completed on June 28, 2026. As a result, we believe we have shareholders' equity of at least $2.5 million as of the date of this filing, in part, to maintain compliance with the equity standard of the Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5550(b)(1).

Key factors that Affect Operating Results

Our business, financial condition and results of operations have been and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price and Dogecoin price.

The prices of Dogecoin (“DOGE”) and, to a lesser extent, Bitcoin have experienced significant volatility, and fluctuations in the price of DOGE may materially and adversely affect our results of operations, financial condition, and liquidity.

Because our treasury strategy is concentrated in DOGE, we are particularly exposed to DOGE-specific volatility, liquidity constraints, and market dislocation risks.

If DOGE prices decline, we may be required to record significant impairment charges. In addition, our ability to liquidate DOGE to meet operational needs could be constrained during periods of heightened volatility, thin order-book depth, exchange outages, or adverse market sentiment. There is no assurance that DOGE can be sold at prevailing market prices, or at all, when liquidity is required.

DOGE trading markets may be less developed, less liquid, and more susceptible to volatility than markets for other cryptocurrencies. Dogecoin market depth is materially lower than that of larger digital assets such as Bitcoin and Ethereum. As a result, large transactions may have a greater market impact, preventing us from executing sales at desired prices and increasing our vulnerability to adverse market movements. In addition, DOGE markets may be more susceptible to market manipulation, rapid shifts in sentiment, and liquidity fragmentation across exchanges.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not occurred, and may never occur. The growth of this industry in general, and the use of Bitcoin and DOGE, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;
●governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●changes in consumer demographics and public tastes and preferences;
●the maintenance and development of the open-source software protocol of the network;
●the increased consolidation of contributors to the cryptocurrency blockchain through mining pools;
●the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;
●general economic conditions and the regulatory environment relating to cryptocurrencies; and
●negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

The tables in the following discussion summarize our unaudited condensed consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Revenues and Cost of Revenues

We did not have any cryptocurrency mining or cryptocurrency miner sales operations during the six months ended December 31, 2025 and 2024.

Gross Profit

The gross profit for the six months ended December 31, 2025 and 2024 was $nil.

General and Administrative Expenses

General and administrative expenses decreased by approximately $1.0 million, or 49.2%, from approximately $2.0 million for the six months ended December 31, 2024 to approximately $1.0 million for the six months ended December 31, 2025. The decrease in administrative expenses was primarily due to a reduction of approximately $1.1 million in professional services fees in 2025, and this decrease was partially offset by an increase of approximately $0.1 million in salary expenses.

Provision for (Recovery of) Credit Losses

During the six months ended December 31, 2025, we recorded a provision for credit losses of approximately $10,500 on other receivables.

During the six months ended December 31, 2024, we made a $3,375 provision for expected credit losses for other receivables and recovered $65,507 of expected credit losses for loans receivable.

Change in Fair Value of Cryptocurrencies

Compared the cost with the market price of cryptocurrencies on December 31, 2025, we recognized approximately $7.7 million for the fair value change in cryptocurrencies during the six months ended December 31, 2025.

Loss from Operations

The loss from operations for the six months ended December 31, 2025 was approximately $8.7 million, an increase of approximately $6.8 million, or 358.2%, from a loss from operations of approximately $1.9 million for the six months ended December 31, 2024. This increase was primarily driven by the change in fair value of cryptocurrencies, as discussed above.

Other Income (Expenses), Net

Our other income (expense), net, consists of interest income, interest expense, other finance expense and change in fair value of convertible debentures. Our total other income, net was approximately $0.1 million during the six months ended December 31, 2025, a decrease of approximately $1.0 million, or 110.6%, as compared to our other expenses, net of approximately $0.9 million during the six months ended December 31, 2024. This decrease was primarily driven by a gain of approximately $2.4 million from the change in fair value of convertible debentures recognized during the six months ended December 31, 2025, partially offset by an increase of approximately $1.3 million in issuance costs and discounts related to the convertible debentures.

Provision for Income Taxes

We did not have any taxable income during the six months ended December 31, 2025 and 2024.

Net Loss

Our net loss was approximately $8.6 million for the six months ended December 31, 2025, an increase of approximately $5.8 million, or 206.5%, from a net loss of approximately $2.8 million for the six months ended December 31, 2024. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyzes the cash on-hand and our operating expenditure commitments. Our primary liquidity needs are to meet our working capital requirements and operating expenses obligations for the next twelve months from the issuance date of these financial statements.

For the six months ended December 31, 2025 and 2024, we incurred net losses of $8,639,336 and $2,819,073, respectively, with net cash used in operating activities of $2,087,601 and $2,925,202, respectively. As of December 31, 2025, accumulated deficit amounted to $106,648,626, and we only had a cash balance of $484,970. These conditions, particularly the recurring losses from operations and the low cash balance as of the balance sheet date, raise substantial doubt about our ability to continue as a going concern for a period of twelve months after the date these unaudited condensed consolidated financial statements are issued.

To address these conditions, management has developed and executed the following measures.

●On July 13, 2025, we entered into an equity purchase facility agreement (the “EPFA”) with an accredited investor, under which the investor committed to purchase up to $400,000,000 of newly issued Class A Ordinary Shares, at a discount to the applicable market price, through August 2028.
●On April 16, 2026, we entered into a new securities purchase agreement for up to $5,000,000 convertible notes convertible into Class A Ordinary Shares. An initial tranche of $500,000 notes maturing April 16, 2030 was issued on the same date with an initial conversion price of $2.76 per share. Net proceeds will be used for general corporate and working capital purposes.
●Management is focused on optimizing our cost structure by streamlining the corporate hierarchy and overall business processes, which is expected to produce a sustainable reduction in operating expenses and extend our liquidity period.
●Management is actively building and managing a Dogecoin treasury as part of our digital-asset strategy. We hold this treasury as a source of liquidity that we may monetize through sales of Dogecoin when market conditions are favorable to support working capital. Apart from Dogecoin acquired with the proceeds of our convertible debentures, which is subject to contractual transfer restrictions, the treasury requires no significant capital commitments. Management believes that the successful execution of these plans, particularly the recent successful financing, and access to additional capital under equity purchase facility, provides the necessary liquidity to meet our obligations and fund operations for the next twelve months from the date of these unaudited condensed consolidated financial statements are issued. Accordingly, the management has concluded that the substantial doubt about our ability to continue as a going concern has been alleviated.

The following summarizes the key components of our cash flows for the six months ended December 31, 2025 and 2024.

	For the six months ended December 31,
	2025	2024
Net cash used in operating activities	$(2,087,601)	$(2,925,202)
Net cash (used in) provided by investing activities	(845,600)	1,545,888
Net cash provided by financing activities	3,362,532	—
Net change in cash and cash equivalents	$429,331	$(1,379,314)

Operating activities

Net cash used in operating activities was approximately $2.1 million for the six months ended December 31, 2025, primarily driven by a net loss of approximately $8.6 million, an increase in prepayments of approximately $0.4 million, and a gain of approximately $2.4 million from the change in fair value of convertible debentures. Our net cash used in operating activities was partially offset by non-cash items, including issuance costs and discounts on convertible debentures of approximately $1.8 million, and change in fair value of cryptocurrencies of approximately $7.7 million.

Net cash used in operating activities was approximately $2.9 million for the six months ended December 31, 2024, which was mainly due to the net loss of approximately $2.8 million, the increase in prepayments of approximately $1.0 million, and the decrease in other payables and accrued liabilities of approximately $0.4 million. The net cash used in operating activities was mainly offset by the decrease of other receivables of approximately $0.8 million, and the non-cash items of the amortization of convertible debenture issuance costs and discounts of approximately $0.5 million.

Investing activities

Net cash used in investing activities was approximately $0.8 million for the six months ended December 31, 2025, primarily consisting of $0.2 million in long-term investment and approximately $0.6 million in purchases of cryptocurrencies.

Net cash provided by investing activities for the six months ended December 31, 2024 was approximately $1.5 million from the repayments of third-party loans.

Financing activities

Net cash provided by financing activities was approximately $3.4 million for the six months ended December 31, 2025, primarily attributable to proceeds from convertible debentures, net of issuance costs, of approximately $4.5 million, partially offset by payment of equity issuance costs of approximately $1.2 million.

We had no financing activities for the six months ended December 31, 2024.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.